State of Delaware
Secretary of State
Division of Corporations
Delivered 08:21 AM 08/20/2020
FILED 08:21 AM 08/20/2020
SR 20206840860 - File Number 3152932

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

25 Bough Street Inc., a public benefit corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

First: 25 Bough Street Inc. has not issued or received payment for any of its stock.

Second: The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, duly adopted amendments to the Certificate of Incorporation pursuant to Section 241 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendments is as follows:

Resolved, that Article FIFTH of the Certificate of Incorporation is hereby deleted and replaced with the following:

FIFTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 14,000,000 shares of Common Stock, $0.00001 par value per share, and (ii) 6,000,000 shares of Preferred Stock, $0.00001 par value per share. The rights, preferences, privileges, and restrictions granted to or imposed on the Common Stock and the Preferred Stock are as follows.

1. **Definitions.**

"**Common Stock Dividend**" shall mean a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

"**Deemed Liquidation Event**" means (a) a merger or consolidation in which the corporation is a constituent party or a subsidiary of the corporation is a constituent party and the corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the corporation or a subsidiary in which the shares of capital stock of the corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the corporation or any subsidiary of the corporation of all or substantially all the assets of the corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the corporation if substantially all of the assets of the corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the corporation.

1

"**Original Issue Price**" for a share of stock shall mean the purchase price for which such share of stock was issued, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to such stock.

"**Permitted Repurchase**" shall mean the repurchase by the corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the corporation or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the corporation has the option to repurchase such shares: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the corporation's exercise of a right of first refusal to repurchase such shares.

2. **Dividend Rights**.

For any fiscal year of the corporation, holders of Preferred Stock shall be entitled to receive, solely when, as, and if declared by the board of directors, but in preference to any dividend or distribution on shares of Common Stock as provided in the next paragraph, out of funds that are legally available therefor, a cash dividend on each outstanding share of Preferred Stock in an amount equal to at least six percent (6%) of the Original Issue Price, which amount shall be prorated, for the fiscal year in which such share is issued, based on the portion of such fiscal year occurring after the issuance of such share (the "**Base Preferred Dividend**"). Such dividends shall not be cumulative, and for clarity, subject to the restrictions described in the next paragraph, holders of Preferred Stock shall have no right to receive the Base Preferred Dividend for any fiscal year to the extent that the Base Preferred Dividend is not declared for such fiscal year by the board of directors in its sole discretion.

So long as any shares of Preferred Stock are outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on the Common Stock in any fiscal year of the corporation unless each holder of Preferred Stock has received the Base Preferred Dividend for such fiscal year; provided, however, that neither of the following shall be considered a dividend or distribution for purposes of this paragraph: (i) any Common Stock Dividend and (ii) any Permitted Repurchase.

For any fiscal year in which the holders of Preferred Stock receive the Target Dividend and the holders of Common Stock receive a per share dividend equal to that received by the holders of Preferred Stock, the holders of Preferred Stock shall be entitled to fully participate, on a per share basis, in any additional dividends paid to the holders of Common Stock with respect to such fiscal year.

Subject to the prior rights of holders of shares of Preferred Stock, holders of shares of Common Stock have the right to dividends from funds legally available therefor, when, as, and if declared by the board of directors.

3. **Redemption Rights**.

Redemption by Shareholder. Following the fifth anniversary of the issuance of any share of Preferred Stock, the holder of such share may request redemption of such share at a per share price equal to the Original Issue Price; provided, however, that if the board of directors determines that a requested redemption may violate applicable law or impair the corporation's ability to operate effectively, the board of directors may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes, in any reasonable manner determined by the board of directors. As a condition to any redemption under this paragraph, the applicable holder shall (A) if the shares to be redeemed are represented by one or more certificate(s), surrender such certificate(s) (or, if such holder alleges that such certificate(s) has been lost, stolen, or destroyed, deliver (x) an affidavit of that fact by the holder of such certificate and (y) an agreement reasonably acceptable to the corporation by the holder of such certificate, or the holder's legal representative, to indemnify the corporation against any claim that may be made against the corporation on account of the alleged loss, theft, or destruction of such certificate) to the corporation, in the manner and at the place designated by the corporation; and (B) otherwise comply with any reasonable instructions of the corporation to effectuate such redemption.

If less than all of the shares represented by a certificate are redeemed, the corporation shall promptly issue to the applicable holder a new certificate representing the unredeemed shares. A redemption may not be made unless, immediately following such redemption, the corporation shall have an outstanding class of Common Stock that is not subject to redemption.

Redemption by Corporation. The corporation shall have the right to redeem all, or any portion of, the outstanding shares of Preferred Stock at any time provided that immediately following any such redemption, the corporation shall have outstanding a class of Common Stock that is not subject to redemption. The method of selecting the shares to be redeemed shall be at the sole discretion of the board of directors.

If the number of years from the date of a share's issuance to the date of such share's redemption under the previous paragraph is less than ten, the redemption price for such share shall be the Original Issue Price multiplied by 1.25. If the number of years from the date of a share's issuance to the date of such share's redemption under the previous paragraph is greater than or equal to ten, the redemption price shall be the Original Issue Price multiplied by 1.35.

The corporation shall effect any redemption by written notice to the holder of the applicable share(s), which notice shall state (A) the number of shares of such holder to be redeemed, (B) the date of such redemption, (C) the aggregate redemption price, and (D) if the shares to be redeemed are represented by one or more certificates, that the holder of such shares is to surrender such certificate(s) (or, if such holder alleges that such certificate(s) has been lost, stolen, or destroyed, deliver a lost certificate affidavit and agreement reasonably acceptable to the corporation to indemnify the corporation against any claim that may be made against the corporation on account of the alleged loss, theft, or destruction of such certificate) to the corporation in the manner and at the place designated in such notice. On the redemption date, the corporation shall pay the aggregate redemption price to such holder; provided, however, that if the shares to be redeemed are represented by one or more certificate(s) and the holder of such shares has not surrendered such certificate(s) (or, if applicable, delivered a lost certificate affidavit and agreement) as contemplated by such notice, then (A) the corporation shall not be required to pay the redemption price to the holder of such shares until such holder surrenders such certificate(s) (or, if applicable, delivers a lost certificate affidavit and agreement) to the corporation as contemplated by such notice, and (B) if, notwithstanding clause (A) of this sentence, the corporation pays the aggregate redemption price to such holder, then, even if such holder has not surrendered such certificate(s) (or, if applicable, delivered a lost certificate affidavit and agreement) to the corporation as contemplated by such notice, dividends with respect to such shares shall cease to be payable after the date of such payment and all rights with respect to such shares shall terminate as of the date of such payment.

If the corporation redeems less than all of the shares of Preferred Stock represented by a certificate surrendered to the corporation as contemplated hereby, the corporation shall promptly issue to the applicable holder a new certificate representing the unredeemed shares.

Effect of Redemption. Following redemption of shares in accordance with the provisions of the corporation's certificate of incorporation, notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, no further dividends shall be declared or paid with respect to such shares and the rights of all of the holders of such shares with respect to such shares shall terminate, except only the right of the holders to receive the redemption price without interest upon surrender of their certificate(s) therefor.

4. **Liquidation Rights**.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the corporation available for distribution to its shareholders, before any payment shall be made to the holders of shares of Common Stock by reason of their ownership thereof, an amount per share of Preferred Stock equal to the Original Issue Price for such share. If upon any such liquidation, dissolution, or winding up of the corporation or Deemed Liquidation Event, the assets of the corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this paragraph, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation or Deemed Liquidation Event, after payment of the amounts required to be paid to the holders of shares of Preferred Stock pursuant to the previous paragraph, any remaining assets of the corporation available for distribution to its shareholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Except as required by law or the corporation's certificate of incorporation, each holder of Common Stock shall have the right to receive the net assets of the corporation upon dissolution, with each share participating on a pro rata basis.

5. **Voting Rights.**

Except as required by applicable law or the corporation's certificate of incorporation, (a) the holders of shares of Preferred Stock shall have no voting rights in respect of their shares of Preferred Stock; (b) all voting rights with respect to the affairs of the corporation shall belong to the holders of Common Stock, in proportion to the number of shares of Common Stock held by them; and (c) the Common Stock shall have unlimited voting rights, with each share being entitled to one vote.

[Signature page follows]

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on

8-19-2020 .



25 Bough Street Inc.

By: _____
Idrees Olanrewaju Ajakaiye
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:21 PM 06/29/2020
FILED 02:21 PM 06/29/2020
SR 20205965647 - File Number 3152932

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION OF A PUBLIC BENEFIT CORPORATION FOR 25 Bough Street Inc.

FIRST: The name of the corporation is: 25 Bough Street Inc.

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The specific public benefit purpose of the corporation is to positively shape, support and create brighter futures for youth, women and community across six pillars of concentration including: Academic Enrichment, Leadership, Entrepreneurship, Health & Wellness, Financial Empowerment, Self and Career Awareness by transforming a 15,194 square foot, blighted commercial building -in what was once a thriving jewelry manufacturing hub - in the historic Olneyville section of Providence, Rhode Island into a multi-purpose, community-anchored facility with physical in person and virtual offerings for scaled reach, impact and engagement.

FIFTH: The total number of shares of stock which the corporation is authorized to issue is 1,500 shares having a par value of $0.0100000 per share.

SIXTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SEVENTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

EIGHTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

NINTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

TENTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

ELEVENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this June 29, 2020.

Signed and Attested to by: Michael J. Bell

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President